Exhibit 3.4

CERTIFICATE OF AMENDMENT

TO

THE CERTIFICATE OF INCORPORATION

OF

GENOCEA BIOSCIENCES, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

GENOCEA BIOSCIENCES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:  Article Fourth of the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) is hereby amended and restated to read as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation has authority to issue is 320,651,304 shares, consisting of 191,689,655 shares of common stock, par value $.001 per share (the “Common Stock”), and 129,651,304 shares of preferred stock, of which 4,615,385 shares of preferred stock are designated Seed Convertible Preferred Stock, par value $.001 per share (the “Seed Preferred Stock”), 36,661,538 shares of preferred stock are designated Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), 35,098,520 shares of preferred stock are designated Series B Convertible Preferred Stock par value $.001 per share (the “Series B Preferred Stock”) and 53,275,861 shares of preferred stock are designated Series C Convertible Preferred Stock, par value $.001 per share (the “Series C Preferred Stock” and, together with the Seed Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock, the “Preferred Stock”).”

SECOND:  The following new Subsection (g) is hereby added to Section 6 of Article Fourth of the Certificate:

“(g) Notwithstanding anything to the contrary in this Section 6 of Article FOURTH, the Corporation shall not be obligated to redeem any shares of Preferred Stock or any other shares of its capital stock pursuant to the provisions of this Section 6 of Article FOURTH at any time when the Corporation is prohibited from doing so pursuant to the terms of that certain Loan and Security Agreement, by and between the Corporation, as borrower, and Ares Capital Corporation, as lender, dated on or about September 30, 2013, as amended.”

THIRD:  That the remaining provisions of the Certificate not affected by the aforementioned amendment shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH:  That the Amendment of the Certificate of Incorporation of the Corporation effected by this Certificate was duly authorized by the stockholders of the Corporation, after first having been declared advisable by the Board of Directors of the Corporation, all in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, GENOCEA BIOSCIENCES, INC., has caused this Certificate to be executed this 30th day of September, 2013.

GENOCEA BIOSCIENCES, INC.

By:	/s/ William D. Clark
Name:	William D. Clark
Title:	Chief Executive Officer